UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CREDIT ACCEPTANCE CORPORATION

25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	5
Notes to Financial Statements	6
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	10
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	11
Signature	12
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Credit Acceptance Corporation 401(k) Plan and Trust

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The accompanying schedule on Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2018 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2005.

Southfield, Michigan
June 18, 2019

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2018	2017
ASSETS:
Participant-directed investments:
Mutual funds	$77,483,225	$72,863,885
Credit Acceptance stock fund	14,530,536	10,462,021
Collective trust fund	2,344,702	2,698,449
Total investments at fair value	94,358,463	86,024,355

Notes receivable from participants	4,864,211	4,259,038

Contributions receivable from employer	226,040	192,044

NET ASSETS AVAILABLE FOR BENEFITS	$99,448,714	$90,475,437

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2018
INVESTMENT ACTIVITY:
Interest and dividends	$2,794,910
Net depreciation in fair value of investments	(6,115,993)
Total investment activity	(3,321,083)

Interest income on notes receivable from participants	237,511

CONTRIBUTIONS:
Participant	10,684,803
Employer	5,085,810
Rollovers	2,890,662
Total contributions	18,661,275

DEDUCTIONS:
Benefits paid to participants	(6,519,593)
Administrative expenses	(84,833)
Total deductions	(6,604,426)

Net increase	8,973,277

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	90,475,437
End of year	$99,448,714

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, “us”) 401(k) Plan and Trust, as amended, (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all salaried and hourly employees on the first day of the month following the month of hire. In order to participate in the Plan during the year ended December 31, 2018, employees needed to be 21 years of age or older. Effective April 11, 2019, employees need to be 18 years of age or older to participate in the Plan. The Plan's Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Participants can elect to contribute 1% to 75% of their pre-tax annual compensation, as defined by the Plan, subject to Internal Revenue Service (“IRS”) limitations. Participants are allowed to make after-tax contributions to the Plan subject to the same IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  The initial participant contribution percentage for all new employees automatically enrolled in the Plan is 6% of their eligible pay. The participant contribution percentage for employees automatically enrolled in the Plan is increased annually, on the first day of each calendar year, by 1% of participants’ eligible pay up to a maximum contribution of 10%. During the year ended December 31, 2018, we matched contributions equal to 100% on the first 2% participants contributed and an additional 50% on the next 4% participants contributed. We contributed a maximum of 4% for each participant’s eligible pay on a per pay period basis. Effective January 1, 2019, we match contributions equal to 100% on the first 4% participants contribute and an additional 50% on the next 2% participants contribute. We contribute a maximum of 5% for each participant’s eligible pay on a per pay period basis. We may also make a discretionary profit sharing contribution as described in the Plan agreement.  We did not make a discretionary profit sharing contribution during the year ended December 31, 2018.

Participant Accounts – The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant’s account is credited with the participant’s contribution and our matching contributions plus an allocation of discretionary contributions, if any, and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Participant accounts may also be charged with an allocation of certain administrative expenses.  Allocations are based on the number of participants in the Plan, the value of participant account balances, or specific participant transactions, as defined.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon and become fully vested in our matching contributions and discretionary contributions after two years of service.

Forfeitures – Forfeited matching contributions totaled $194,473 for the year ended December 31, 2018. Effective January 1, 2018, forfeited matching contributions can be used to pay administrative expenses or reduce future employer contributions. For the year ended December 31, 2018, forfeited balances of $215,000 were used to offset employer matching contributions. As of December 31, 2018 and 2017 forfeited balances totaled $26,289 and $40,485, respectively.

Notes Receivable from Participants – Subject to predefined conditions and terms, participants may borrow from their fund accounts up to 50% of the participants’ vested fund balance, not to exceed $50,000.  Notes receivable are secured by the balances in the participants’ accounts and bear interest rates from 3.25% to 6.25% for balances outstanding at December 31, 2018.  The interest rate is based on the prime rate (as published in the Wall Street Journal on the day the loan is initiated) plus 1%. The notes receivable from participants generally have a maximum repayment period of 5 years, which may be extended up to 10 years for the purchase of a principal residence.  Principal and interest is paid ratably through bi-weekly or semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments if certain criteria are met.  All benefits requested before December 31, 2018 were paid prior to year-end.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Valuation of Investments and Income Recognition – Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional information regarding fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems this participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions and deductions from net assets available for benefits during the reported period. Actual results could differ from those estimates.

Payment of Benefits – Benefits are recorded when paid. The entire vested account balance can be received in a combination of cash and, to the extent the account is invested in Company Stock, an in-kind distribution of Company Stock.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Transactional fees and fees related to the administration of notes receivable from participants are charged directly to the respective participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Subsequent Events – We have evaluated events and transactions occurring subsequent to the statement of net assets available for benefits date of December 31, 2018 for items that could potentially be recognized or disclosed in these financial statements.  We did not identify any items which would require disclosure in or adjustment to the financial statements.

3.    FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.  A description of the investment assets measured at fair value using this methodology is as follows:

Mutual Funds:
Mutual funds are valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Credit Acceptance Stock Fund:
This fund includes our publicly traded common stock and is valued at quoted prices available on The Nasdaq Global Select Market®.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  None of our investment assets were measured at fair value using this methodology.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.  None of our investment assets were measured at fair value using this methodology.

In accordance with Topic 820, certain investments measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. A description of the investment assets measured using this methodology is as follows:

Collective Trust Fund:
The fair value of the collective trust fund is based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Investments measured at fair value on a recurring basis at December 31, 2018 and 2017 are as follows:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$77,483,225	$—	$—	$77,483,225
Credit Acceptance stock fund	14,530,536	—	—	14,530,536
Total investments in the fair value hierarchy	$92,013,761	$—	$—	$92,013,761
Investments measured at NAV (a)				2,344,702
Total investments at fair value				$94,358,463

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$72,863,885	$—	$—	$72,863,885
Credit Acceptance stock fund	10,462,021	—	—	10,462,021
Total investments in the fair value hierarchy	$83,325,906	$—	$—	$83,325,906
Investments measured at NAV (a)				2,698,449
Total investments at fair value				$86,024,355
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2018 Fair Value	December 31, 2017 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice period
Collective trust fund	$2,344,702	$2,698,449	N/A	Daily	12 months

4.	EXEMPT PARTY-IN INTEREST TRANSACTIONS

Investments in the Credit Acceptance stock fund and transactions in notes receivables from participants qualify as party-in-interest transactions. Under ERISA, these transactions are exempt from the prohibited transaction rules.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

5.	PLAN TERMINATION

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	TAX STATUS

We use a volume submitter plan document created by the Plan trustee, Fidelity Management and Research Co. The Plan trustee received an opinion letter from the IRS, dated March 31, 2014, which states that the volume submitter plan document satisfies the applicable provisions of the Internal Revenue Code (“Code”). Since the Plan uses this volume submitter plan document, this advisory letter applies to the Plan. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

(a)	(b)	(c)	(e)
	Identity of Issuer	Description of Investment	Current Value
*	Credit Acceptance Corporation	Credit Acceptance Stock Fund	$14,530,536
	Vanguard Group, Inc	Vanguard Target Retirement 2040 Fund	11,104,680
	Vanguard Group, Inc	Vanguard Target Retirement 2045 Fund	10,595,367
	Vanguard Group, Inc	Vanguard Target Retirement 2030 Fund	7,458,237
	Vanguard Group, Inc	Vanguard Target Retirement 2035 Fund	7,259,780
	Vanguard Group, Inc	Vanguard Target Retirement 2050 Fund	7,135,493
	Vanguard Group, Inc	Vanguard 500 Index Fund (Admiral Shares)	5,625,243
	Vanguard Group, Inc	Vanguard Target Retirement 2025 Fund	4,747,676
	Vanguard Group, Inc	Vanguard Target Retirement 2055 Fund	3,178,328
	T. Rowe Price Associates, Inc	T. Rowe Price New Horizons Fund	2,634,896
	Capital Research and Management Co	American Funds - The Growth Fund of America (Class R6)	2,519,397
	Putman Fiduciary Trust Company	Putnam Stable Value Collective Fund	2,344,702
	Vanguard Group, Inc	Vanguard Target Retirement 2020 Fund	1,835,422
	Janus Capital Management LLC	Janus Enterprise Fund (Class N)	1,785,861
	Vanguard Group, Inc	Vanguard Mid-Cap Index Fund (Admiral Shares)	1,529,298
	Capital Research and Management Co	American Funds - The Bond Fund of America R6	1,191,496
	Capital Research and Management Co	American Funds - EuroPacific Growth Fund (Class R6)	1,165,879
	Vanguard Group, Inc	Vanguard Small-Cap Index Fund (Admiral Shares)	1,084,570
	Vanguard Group, Inc	Vanguard Total International Stock Index Fund (Admiral Shares)	1,081,875
	J.P. Morgan Investment Management Inc	JPMorgan Intrepid Value Fund Class R6 Shares	801,413
	Capital Research and Management Co	American Funds - New World Fund (Class R6)	688,674
	Pacific Investment Management Co LLC	PIMCO High Yield Fund (Institutional Class)	656,270
	Vanguard Group, Inc	Vanguard Target Retirement 2060 Fund	653,260
	Vanguard Group, Inc	Vanguard Total Bond Market Index Fund (Admiral Shares)	613,119
	Vanguard Group, Inc	Vanguard REIT Index Fund Admiral Shares	585,815
	T. Rowe Price Associates, Inc	T. Rowe Price Mid-Cap Value Fund	562,370
	Franklin Advisers, Inc	Templeton Global Bond Fund (Class R6)	432,087
	Vanguard Group, Inc	Vanguard Target Retirement 2015 Fund	356,554
	American Beacon Advisors, Inc	American Beacon Small Cap Value Fund Class Y	122,696
	Vanguard Group, Inc	Vanguard Target Retirement Income Fund	77,469
*	Participant	Loans to participants (3.25% to 6.25% maturing through 2028)	4,864,211
			$99,222,674
 * Party-in-interest

Column (d), Cost, has been omitted as all investments are participant-directed

EXHIBIT INDEX

Exhibit
Number                      Description

23.1                     Consent of Grant Thornton LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

Date: June 18, 2019	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation